Exhibit 23.1

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM’S CONSENT

We consent to the incorporation by reference in this Registration Statement on Form S-8 of our reports dated March 14, 2005, relating to the consolidated financial statements and financial statement schedules of Central European Media Enterprises Ltd (which report expresses an unqualified opinion and includes explanatory paragraphs relating to the restatement described in Note 24 and the adoption of Interpretation No. 46 (revised December 2003), “Consolidation of Variable Interest Entities”), and management’s report on the effectiveness of internal control over financial reporting (which report expresses an adverse opinion and includes an explanatory paragraph relating to a material weakness identified), included in the Annual Report on Form 10-K of Central European Media Enterprises Ltd for the year ended December 31, 2004.

DELOITTE & TOUCHE LLP

London, United Kingdom

December 16, 2005